

June 19, 2019

Brian Wong
Chief Executive Officer
RAPT Therapeutics, Inc.
561 Eccles Avenue
South San Francisco, CA 94080

      Re: RAPT Therapeutics, Inc.
          Draft Registration Statement on Form S-1
          Submitted May 24, 2019
          CIK No. 0001673772

Dear Mr. Wong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our CCR4 Franchise, page 1

1.   Here and throughout the prospectus, please revise your disclosure to remove comparisons of your drug candidates to other product candidates, products and treatments, unless you have conducted head-to-head clinical trials, which you should disclose. For example, we note your statements on page 2 (i) that disclose that your approach is designed to avoid "a side effect experienced with other approaches, including an existing CCR4 therapy," (ii) that compare your drug candidates to other "available therapies such as checkpoint inhibitors," and (iii) that contrast your drug candidate to Poteligeo and other Treg-depleting antibodies, your statements on page 3 that compare your preclinical drug candidate to marketed injectable products for the treatment of AD, your statement on page

89 that refers to your clinical candidates FLX475 and RPT193 as having "best-in-class" potency and your comparison of FLX475 to other antibody therapies on page 95.

Prospectus Summary
Overview, page 1

2.   Please tell us why you believe it is material to investors to include RPT-GCN2i and HPK1 in your pipeline chart on page 1, as you have not yet identified specific indications for these product candidates. In addition, please revise the pipeline chart to disclose the specific cancers for which you have submitted an IND or INDs for FLX475. In this regard, we note your disclosure on page 2 that "charged" tumors include non-small cell lung cancer, triple negative breast cancer, head and neck squamous cell carcinoma, nasopharyngeal cancer, gastric cancer, certain Hodgkin and non-Hodgkin lymphomas, and cervical cancer. Similarly, please identify the specific allergic diseases for which you intend to submit an IND or INDs to the FDA. In this regard, we note that your chart indicates that you plan to submit an IND for asthma and "other allergic diseases."

3.   Please remove from the pipeline chart on page 1 the shaded horizontal bars. Please limit the bars to displaying the current status of your candidates.

CCR4 Antagonist for Oncology: FLX475, page 2

4.   We note your disclosure on page 2 regarding the results of preclinical tumor models using FLX475. As FLX475 is in clinical trials, please limit the prospectus summary discussion of your results to a description of the clinical trials. In addition, please disclose which phase of the FDA approval process you are referring to when you state that you expect "proof-of-concept" data in the first half of 2020 for FLX475.

CCR4 Antagonist for Allergic Inflammatory Disease: RPT193, page 3

5.   Please revise the first paragraph of this section to clarify whether you have submitted an IND for RPT193 to treat atopic dermatitis, and, if not, please disclose the date you intend to submit the IND. In addition, please provide a brief explanation of a "seamless" first in human trial, and expand your Government Regulation section beginning on page 117 to address seamless clinical trials.

6.   Please revise your disclosure here and throughout the prospectus to eliminate any suggestion that your product candidates have been or will ultimately be determined safe or effective, as only the FDA and foreign government equivalent regulators have the authority to make these determinations. For example, we note your discussion in the second paragraph of this section regarding the safety and efficacy of RPT193, your statement on page 69 that "FLX475 has also demonstrated robust single agent and combination efficacy in preclinical tumor models . . ., " your statement regarding RPT193 that "the preclinical safety and efficacy results combined with the convenience of oral dosing suggest a profile competitive with standard of care," and your

chart and discussion of the safety and efficacy of RPT193 on page 106.

GCN2 and HOK1 Programs for Oncology, page 3

7.   Please remove conclusory statements here and throughout the prospectus regarding the results of your preclinical and clinical studies.   For example, on page 4, you state that "[y]our lead molecule has demonstrated the ability to restore T cell proliferation and function in nutrient-deprived conditions, to overcome immune suppression induced by myeloid-derived suppressor cells, and to elicit antitumor responses in animal models," on page 69, you state that FLX475 demonstrated a high level of target engagement, that FLX475 selectively inhibits the migration of immunosuppressive Treg into tumors and on page 91 that, "in preclinical studies, you have demonstrated the association between EBV and CCR4 ligand expression, which is believed to be causal to Treg migration."   For preclinical studies, please disclose a summary of the number and types of tests conducted as well as quantitative information regarding the range of results observed and, for clinical studies, please disclose the endpoints, whether the results were statistically significant and the p-value used.

Our Proprietary Drug Discovery and Development Engine, page 4

8.   Please balance your disclosure on page 4 regarding your "deep expertise in immunology and drug discovery" by disclosing here your limited operating history and limited experience in product development. Similarly, please balance your disclosure throughout the prospectus regarding your proprietary drug discovery and development engine to address its lack of a track record.

Implications of Being an Emerging Growth Company, page 7

9.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
Risks Related to Our Common Stock and this Offering
Our amended and restated certificate of incorporation will be in effect, page 57

10.   We note your disclosure on pages 57 and 161 that your restated certificate of incorporation will contain an exclusive forum provision.   Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please file a copy of your restated certificate of incorporation with your next amendment or tell us when you plan to do so. Please note that we may have further comment after review of this document and your revised

disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments and Use of Estimates
Stock-Based Compensation Expense
Common Stock Valuations, page 72

11.   Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business, page 83

12.   Please disclose the material terms of your Pharmacovigilance Agreement with Merck Sharp & Dohme Corp. and your Clinical Trial Collaboration and Supply Agreement with MSD International GmbH.

Our Lead Oncology Drug Candidate--FLX475
Our Oncology Solution: FLX475
FLX475 Preclinical Data, page 95

13.   Please disclose the number of mice tested and the range of results observed in each of the preclinical studies of FLX475. Similarly, please disclose whether the inhibitions of 90% of Treg migration, corresponding to 75% receptor inhibition, that was achieved by single daily doses of 75 mg in your Phase 1 clinical trial of FLX475 in healthy volunteers represents the maximum, average or median of the observed results.

FLX475: Clinical Trials, page 98

14.   Please disclose whether the two subjects who met the stopping criteria at the highest dose experienced serious adverse events, and, if they did, please disclose the events. In addition, please disclose the number of patients in each cohort.

Our Lead Inflammation Drug Candidate--RPT193
Our Allergic Disease Solution: RPT193
RPT193, page 106

15.   Please disclose the number of mice tested in each of your RPT193 preclinical studies and state whether the results observed were statistically significant based upon the p-values you selected. In this regard, we note that you have added p-values to the graphs on pages 107 to 109. Similarly, in your disclosure regarding your RPT-GCN2i preclinical studies, please disclose the number of tests run in each of your studies and, for the tests that used mice, how many mice were tested in these studies. In addition, please disclose whether

the results were statistically significant based upon the selected p-values.

General

16.   Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

    You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance